Exhibit 99.1

MINERA ANDES INC.

“An Exploration Stage Corporation”

CONSOLIDATED BALANCE SHEETS

(U.S. Dollars)

	September 30, 2007 (Unaudited)	December 31, 2006
ASSETS
Current:
Cash and cash equivalents	$1,631,819	$2,244,621
Receivables and prepaid expenses	135,889	268,550

Total current assets	1,767,708	2,513,171
Project loan receivable (Note 2 (d))	31,850,000	9,800,000
Project loan interest receivable	1,697,753	48,330
Mineral properties and deferred exploration costs (Note 2)	8,695,450	5,605,148
Investment in Minera Santa Cruz (Note 2 (d))	43,065,312	30,963,692
Equipment, net	44,043	56,212

Total assets	$87,120,266	$48,986,553

LIABILITIES
Current:
Accounts payable and accruals	$871,628	$893,880
Bank loan interest payable	40,443	—

Total current liabilities	912,071	893,880
Bank loan (Note 3)	6,160,061	—
Project loan payable (Note 2 (d))	31,850,000	9,800,000
Project loan interest payable	1,697,753	48,330
Asset retirement obligation	45,000	45,000

Total liabilities	40,664,885	10,787,210

Commitments and contingencies (Notes 1, 2 and 5)
SHAREHOLDERS’ EQUITY
Share capital (Note 4):
Preferred shares, no par value, unlimited number authorized, none issued
Common shares, no par value, unlimited number authorized
Issued September 30, 2007—166,717,517 shares Issued December 31, 2006—156,539,415 shares	71,318,099	63,642,152
Contributed surplus	10,474,936	8,440,457
Deficit accumulated during exploration stage	(36,583,654)	(33,883,266)

Total shareholders’ equity	45,832,381	38,199,343

Total liabilities and shareholders’ equity	$87,120,266	$48,986,553

Approved by the Board of Directors:

/s/ Allen V. Ambrose	/s/ Allan J. Marter
Allen V. Ambrose, Director	Allan J. Marter, Director

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

“An Exploration Stage Corporation”

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

(U.S. Dollars - Unaudited)

	Three Months Ended		Nine Months Ended		Period from July 1, 1994 (inception) through September 30, 2007
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
Consulting fees (Note 4 (c))	$57,661	$81,061	$201,663	$328,950	$4,530,294
Depreciation	2,119	2,603	6,481	7,056	103,528
Equipment rental	—	—	—	—	21,522
Insurance	36,305	15,194	108,944	45,618	576,815
Legal, audit and accounting fees	165,235	173,933	523,436	348,731	2,921,595
Materials, supplies and maintenance	—	—	—	—	49,260
Office overhead and administration fees	83,370	67,339	402,005	310,837	3,481,381
Telephone	9,499	9,171	28,376	24,452	515,468
Transfer agent	3,361	7,487	18,483	16,589	177,145
Travel	19,620	8,622	119,942	69,284	745,927
Wages and benefits	137,353	85,666	344,879	247,984	7,325,824

Expenses before under-noted	514,523	451,076	1,754,209	1,399,501	20,448,759
Finance costs	—	—	—	688,712	688,712
Foreign exchange (gain) loss	(102,560)	(17,956)	(434,110)	(42,570)	(178,580)
Gain on sale of equipment	—	—	—	—	(112,971)
Gain on sale of mineral property	—	—	—	—	(898,241)
Interest income	(57,354)	(71,010)	(179,749)	(164,019)	(972,661)
Loss on equity investment (Note 2 (d))	623,000	415,000	1,249,885	741,000	4,461,099
Project loan interest expense	660,000	—	1,649,423	—	1,697,753
Project loan interest income	(660,000)	—	(1,649,423)	—	(1,697,753)
Write-off of mineral properties and deferred exploration costs	2,602	—	16,774	—	10,269,642

Net loss for the period	980,211	777,110	2,407,009	2,622,624	33,705,759
Deficit accumulated during exploration stage, beginning of the period, as previously reported	35,603,443	24,956,340	33,883,266	22,935,359	—
Adjustment for change in accounting for stock-based compensation	—	—	—	—	678,569

Accumulated deficit, beginning of period, as restated	35,603,443	24,956,340	33,883,266	22,935,359	—
Adjustment on acquisition of royalty interest	—	—	—	—	500,000
Share issue costs	—	—	—	175,467	1,388,732
Incentive warrant payment (Note 4 (b))	—	—	293,379	—	293,379
Deficiency on acquisition of subsidiary	—	—	—	—	17,215

Deficit accumulated during exploration stage, end of the period	$36,583,654	$25,733,450	$36,583,654	$25,733,450	$36,583,654

Basic and diluted loss per common share	$0.01	$0.01	$0.01	$0.02

Weighted average shares outstanding	166,705,185	152,495,955	163,471,121	137,179,221

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

“An Exploration Stage Corporation”

CONSOLIDATED STATEMENTS OF MINERAL PROPERTIES

AND DEFERRED EXPLORATION COSTS

(U.S. Dollars - Unaudited)

	Three Months Ended		Nine Months Ended		Period from July 1, 1994 (inception) through September 30, 2007
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
Administration fees	$—	$—	$—	$—	$392,837
Assays and analytical	12,412	4,140	57,232	74,730	1,293,897
Asset retirement obligation	—	—	—	—	45,000
Construction and trenching	—	—	111,304	36,265	681,852
Consulting fees	33,996	46,021	110,381	125,614	1,595,663
Depreciation	7,156	7,741	20,310	19,175	265,884
Drilling	55	—	1,036,006	850,803	3,476,202
Equipment rental	—	78,780	433,848	174,028	1,179,697
Geology	127,510	69,829	565,153	395,102	5,136,973
Geophysics	—	—	—	—	374,960
Insurance	1,808	—	3,038	1,177	263,401
Legal	46,787	33,861	131,287	88,573	1,086,771
Maintenance	3,254	1,485	15,951	5,245	209,150
Materials and supplies	3,663	3,729	122,721	55,984	722,233
Project overhead	22,812	20,502	137,175	81,448	676,656
Property and mineral rights	13,700	82,530	34,912	203,632	1,710,329
Telephone	14,926	9,720	31,291	26,000	197,657
Travel	19,885	13,906	241,954	174,127	1,778,185
Wages and benefits	18,223	33,839	54,513	101,538	1,601,487

Costs incurred during the period	326,187	406,083	3,107,076	2,413,441	22,688,834
Deferred Costs, beginning of the period	8,371,865	6,477,532	5,605,148	4,470,174	—
Deferred costs, acquired	—	—	—	—	576,139
Deferred costs, contributed to MSC	—	—	—	—	(2,320,980)
Deferred costs written off	(2,602)	—	(16,774)	—	(10,269,642)
Mineral property option proceeds, net	—	—	—	—	(1,978,901)

Deferred costs, end of the period	$8,695,450	$6,883,615	$8,695,450	$6,883,615	$8,695,450

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

“An Exploration Stage Corporation”

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. Dollars-Unaudited)

	Three Months Ended		Nine Months Ended		Period from July 1, 1994 (inception) through September 30, 2007
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
Operating Activities:
Net loss for the period	$(980,211)	$(777,110)	$(2,407,009)	$(2,622,624)	$(33,705,759)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Write-off of incorporation costs	—	—	—	—	665
Write-off of deferred exploration costs	2,602	—	16,774	—	10,269,642
Finance costs	—	—	—	688,712	688,712
Loss on equity investment	623,000	415,000	1,249,885	741,000	4,461,099
Depreciation	2,119	2,603	6,481	7,056	103,528
Stock option compensation (Note 4)	10,000	8,975	10,000	68,247	6,527,888
Gain on sale of equipment	—	—	—	—	(112,971)
Gain on sale of mineral properties	—	—	—	—	(898,241)
Project loan interest expense	660,000	—	1,649,423	—	1,697,753
Project loan interest income	(660,000)	—	(1,649,423)	—	(1,697,753)
Change in:
Receivables and prepaid expenses	36,544	(15,157)	132,661	(4,166)	(135,889)
Accounts payable and accruals	(133,593)	(78,306)	(22,252)	(57,468)	477,395

Cash used in operating activities	(439,539)	(443,995)	(1,013,460)	(1,179,243)	(12,323,931)

Investing Activities:
Incorporation costs	—	—	—	—	(665)
Purchase of equipment	(14,622)	(6,310)	(14,622)	(22,594)	(344,305)
Proceeds from sale of equipment	—	—	—	—	15,040
Proceeds from sale of property	—	—	—	—	898,241
Mineral properties and deferred exploration	(319,032)	(398,342)	(3,086,766)	(2,394,266)	(22,376,384)
Investment in Minera Santa Cruz	(5,131,612)	(2,760,279)	(11,714,344)	(10,449,695)	(43,279,973)
Proceeds from sale of subsidiaries	—	—	—	—	9,398
Acquisition of royalty interest	—	—	—	—	(500,000)
Mineral property option proceeds	—	—	—	—	2,778,901

Cash used in investing activities	(5,465,266)	(3,164,931)	(14,815,732)	(12,866,555)	(62,799,747)

MINERA ANDES INC.

“An Exploration Stage Corporation”

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(U.S. Dollars - Unaudited)

	Three Months Ended		Nine Months Ended		Period from July 1, 1994 (inception) Through September 30, 2007)
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
Financing Activities:
Shares and subscriptions issued for cash, less issue costs	7,941	486,425	7,675,947	19,090,326	69,299,118
Bank loan proceeds received	—	—	7,500,000	—	11,500,000
Repayment of bank loan	—	—	—	(2,000,000)	(4,000,000)
Bank loan interest payable	2,318	(22,642)	40,443	(75,105)	(43,621)
Project loan receivable	(1,960,000)	—	(22,050,000)	—	(31,850,000)
Project loan payable	1,960,000	—	22,050,000	—	31,850,000

Cash provided by financing activities	10,259	463,783	15,216,390	17,015,221	76,755,497

Increase in cash and cash equivalents	(5,894,546)	(3,145,143)	(612,802)	2,969,423	1,631,819
Cash and cash equivalents, beginning of period	7,526,365	9,429,125	2,244,621	3,314,559	—

Cash and cash equivalents, end of period	$1,631,819	$6,283,982	$1,631,819	$6,283,982	$1,631,819

Supplementary disclosure cash flow information:
Capitalized interest paid	$140,363	$(37,384)	$277,800	$(127,285)	$598,785

Non-cash investing and financing activities and other information:
Stock option compensation (Note 4)	$—	$8,975	$—	$68,247	$6,517,888

Capitalized accreted interest expense (Note 3)	$198,788	$45,855	$391,161	$324,407	$1,193,534

Depreciation capitalized to mineral properties	$7,156	$7,741	$20,310	$19,175	$279,038

Asset retirement obligation	$—	$—	$—	$—	$45,000

Accrual for finance costs related to MSC	$—	$22,315	$—	$394,233	$394,233

Adjustment for change in accounting for stock-based compensation	$—	$—	$—	$—	$678,569

Deferred costs, acquired	$—	$—	$—	$—	$576,139

Deferred costs, contributed to MSC	$—	$—	$—	$—	$2,320,980

Shares issued for acquisition	$—	$—	$—	$—	$575,537

The accompanying notes are an integral part of these consolidated financial statements.

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

1.	ACCOUNTING POLICIES, FINANCIAL CONDITION AND LIQUIDITY

The accompanying consolidated financial statements of Minera Andes Inc. for the three-month and nine-month period ended September 30, 2007 and 2006 and for the cumulative period from inception (July 1, 1994) through September 30, 2007 have been prepared in accordance with accounting principles generally accepted in Canada. Also, they are unaudited and have not been reviewed by the Company’s auditors but, in the opinion of management, include all adjustments, consisting only of normal recurring items, necessary for a fair presentation. Interim results are not necessarily indicative of results which may be achieved in the future. The December 31, 2006 financial information has been derived from our audited consolidated financial statements.

These consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2006 on file with SEDAR at www.sedar.com and included in our annual report on Form 40-F (“the 2006 40-F”) for the year ended December 31, 2006 on file with the Securities and Exchange Commission at www.sec.gov. The accounting policies set forth in the audited annual consolidated financial statements are the same as the accounting policies utilized in the preparation of these consolidated financial statements, except as modified for appropriate interim presentation.

The recoverability of amounts shown as mineral properties and deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability to obtain necessary financing to complete their development, and future profitable production or disposition thereof. The accompanying consolidated financial statements have been prepared using accounting principles generally accepted in Canada applicable to a going concern. The use of such principles may not be appropriate because, as of September 30, 2007, there was some doubt that we would be able to continue as a going concern.

For the nine months ended September 30, 2007, we had a deficit accumulated during exploration stage of approximately $36.6 million. In addition, due to the nature of the mining business, the acquisition, exploration and development of mineral properties require significant expenditures prior to the commencement of production. To date, we have financed our activities through the issuance of equity securities, debt financing, and joint venture arrangements. We expect to use similar financing techniques in the future and are actively pursuing such additional sources of financing.

Although there is no assurance that we will be successful in these actions, management believes that it will be able to secure the necessary financing to enable the Company to continue as a going concern. Accordingly, these financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

Although we have taken steps to verify title to mineral properties in which we have an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title. Property title may be subject to unregistered prior agreements and noncompliance with regulatory requirements.

Effective January 1, 2007, the Company prospectively adopted the Canadian Institute of Chartered Accountant’s (“CICA”) Handbook Section 3855, Financial Instruments- Recognition and Measurement; Section 1530, Comprehensive Income; Section 3865, Hedges and Section 3861, Financial Instruments- Disclosure and Presentation. The CICA Handbook section 3865 Hedges is effective January 1, 2007, however, the Company has no hedges in place at this time. These new Handbook sections provide comprehensive requirements for the recognition and measurement of financial instruments, and introduce a new component of equity referred to as accumulated other comprehensive income (“AOCI”). Under these new standards, all financial instruments, including derivatives, are recognized on the Company’s Consolidated Balance Sheet. Derivatives are measured at fair value with unrealized gains and losses reported in net income. Short-term investments are measured at fair value with unrealized gains and losses reported in AOCI. The Company’s other financial instruments (accounts receivable, accounts payable and accrued liabilities, and bank debt) are measured at fair value. No adjustments to the Company’s consolidated financial statements were required upon transition to the new financial instruments framework.

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

2.	MINERAL PROPERTIES, DEFERRED EXPLORATION COSTS AND INVESTMENT IN MINERA SANTA CRUZ

At September 30, 2007, we, through our subsidiaries and investment, hold interests in a total of approximately 410,000 acres (166,130 hectares (“ha”)) of mineral rights and mining lands in three Argentine provinces. Under our present acquisition and exploration programs, we are continually acquiring additional mineral property interests and exploring and evaluating our properties. If, after evaluation, a property does not meet our requirements, then the property and deferred exploration costs are written off to operations. All properties in Argentina are subject to royalty agreements as disclosed in Note 5. Mineral property costs and deferred exploration costs, net of mineral property option proceeds, are as follows:

2007 COSTS BY PROPERTY

Description	San Juan Cateos	Santa Cruz Cateos	Chubut Cateos	General Exploration	Total
Balance, beginning of year	$3,118,093	$2,234,259	$252,796	$—	$5,605,148
Assays and analytical	50,362	6,870	—	—	57,232
Construction and trenching	70,723	40,581	—	—	111,304
Consulting fees	933	10,043	2,563	96,842	110,381
Depreciation	—	—	—	20,310	20,310
Drilling	840,969	195,037	—	—	1,036,006
Equipment Rental	375,082	58,683	—	83	433,848
Geology	427,537	112,216	2,130	23,270	565,153
Insurance	—	—	—	3,038	3,038
Legal	1,120	—	—	130,167	131,287
Maintenance	5,003	1,180	—	9,768	15,951
Materials and supplies	89,060	18,127	—	15,534	122,721
Project overhead	30,524	6,256	102	100,293	137,175
Property and mineral rights	9,995	24,583	334	—	34,912
Telephone	3,030	12,022	—	16,239	31,291
Travel	180,453	20,164	—	41,337	241,954
Wages and benefits	9,097	4,547	—	40,869	54,513
Overhead allocation	330,950	164,915	1,885	(497,750)	—
Write-off of deferred costs	—	(16,774)	—	—	(16,774)
Balance, end of period	$5,542,931	$2,892,709	$259,810	$—	$8,695,450

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

a.	San Juan Project

The San Juan Province project comprises seven properties (September 30, 2006 – five properties) totaling 35,856 ha (September 30, 2006 – 24,318 ha) in southwestern San Juan province. At present, these lands are not subject to a royalty; however, the government of San Juan has not waived its rights to retain up to a 3% “mouth of mine” royalty from production. Expenditures in 2007 and 2006 were primarily for an on-going exploration program at the Los Azules project. Land holding costs for 2007 are estimated at $2,400.

In November 2007, a definitive Option Agreement has been executed by Minera Andes and Xstrata Copper on the Los Azules project. The Option Agreement consolidates into one package adjoining properties that straddle a large copper porphyry system. Xstrata Copper is one of the commodity business units within Xstrata plc (see Subsequent Events Note 8 for detailed description).

b.	Chubut Projects

We hold 1 (September 30, 2006 – 13) manifestation of discovery in the Precordilleran region of Chubut, totaling 1,480 ha (September 30, 2006 – 10,380 ha). Expenditures in 2007 and 2006 relate primarily to land maintenance costs. Land holding costs for 2007 are estimated to be less than $1,000.

c.	Santa Cruz Projects

We currently control 15 (September 30, 2006 – 15) cateos and 23 (September 30, 2006 – 40) manifestations of discovery totaling 88,295 ha (September 30, 2006 – 102,789 ha) in the Santa Cruz province. Land holding costs for 2007 are estimated at $2,000. We have been actively exploring in the region since 1997. The properties have been acquired on the basis of geologic and geochemical reconnaissance. Geologic evaluation of these targets is ongoing.

d.	Investment in Minera Santa Cruz – the San José Project

The investment in Minera Santa Cruz S.A. (“MSC”) is comprised of the following:

Investment in MSC, beginning of year	$30,963,692
Plus:
Deferred costs incurred	1,325,505
Advances during the period	10,780,000
Loss from equity investment	(1,249,885)

Investment in MSC, end of period	$43,065,312

The San José project area covers approximately 50,491 ha and is comprised of 46 contiguous mining claims (“Minas” and “Manifestations of Discovery”) totaling approximately 40,498.69 ha and one exploration claim (“Cateo”) totaling 9,992.5 ha. The mining claims include 8 Minas (7,550 ha) and 38 Manifestations of Discovery (32,948.69 ha) located in the western half of the province of Santa Cruz.

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

The project is held by Minera Santa Cruz S.A. (“MSC”), an Argentine corporation co-owned by Minera Andes (49%) and the project operator, a subsidiary of Hochschild Mining plc (“Hochschild”) (51%). Our obligation will be 49% of the exploration costs related to the San José project to maintain our interest in MSC. Any production from these lands may be subject to a provincial royalty. Holding costs for 2007 are estimated to be $150,000.

During 2006, the project loan previously announced on July 25, 2005 with Standard Bank Plc. and Bayerische Hypo-und Vereinsbank AG to fund the San José project was terminated and a new facility was structured with Macquarie Bank Limited (“Macquarie”) in February 2006. Minera Andes agreed to pay break fees of $572,000 of which $200,000 had been paid and the balance accrued as at September 30, 2007.

In October 2006, Minera Andes signed a letter of intent to provide project financing with an affiliate of Hochschild and to terminate the Macquarie project financing offered in February 2006 and the $20 million Macquarie bridge loan offered in August 2006. This letter of intent was subject to a successful public offering by Hochschild. Hochschild agreed to pay the break fees and other costs related to the Macquarie financing. In November 2006, Hochschild successfully completed a public offering on the London Stock Exchange.

The Hochschild financing includes a binding $20 million bridge loan with MSC, which will be replaced as soon as reasonably practical, with a permanent financing of $65 million or such higher amount as agreed to by Minera Andes and Hochschild. The original amount of the financing for $55 million was increased to $65 million. The project financing will be made substantially on the same terms as the Macquarie financing except that:

(a)	MSC will not be required to hedge any of its production.

(b)	The project financing will be unsecured, except for a security interest in certain collection and escrow accounts and the funds deposited and the rights to the funds deposited. The shareholders of MSC will not be required to pledge their shares in MSC as security for the loans to MSC.

(c)	Events of default will basically be limited to events outside the control of Hochschild and MSC.

(d)	Future project expansions will be financed from cash flow from the project.

Under terms of the financing, a subsidiary of Hochschild lends 51% of the bridge loan and permanent financing directly to MSC and 49% of the loan is lent to Minera Andes which in turn lends the funds to MSC. The interest rate of the bridge loan is LIBOR plus 2.5%. Although agreed in principle by both parties, the final documentation for the permanent financing has not been completed, but the terms include, amongst other items, an interest rate of LIBOR plus 2.85% and a minimum term of three years. Repayment of the loan payable is contingent on the operating cash flows of MSC.

As at December 31, 2006, the $20 million bridge loan had been lent to MSC. The Company’s 49% share of the $20 million bridge loan was $9.8 million.

As at September 30, 2007, the $20 million bridge loan plus $45 million in advances on the permanent financing, a total of $65 million, had been lent to the project. The Company’s 49% share of the project loan was $31.8 million.

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

3.	BANK LOAN

In December 2004, we secured a two-year loan facility of up to $4 million from Macquarie. All amounts advanced were due in December 2006. This facility was provided in two tranches to fund our 49% portion of the costs of completing a bankable feasibility study and related development work for the San José project.

The commercial terms of the first two tranches of the loan include a facility fee of 1.5% of the principal amount of each tranche at the time of the advance and interest of LIBOR plus 2% per year, or totaling approximately 7.4% per year. In addition, as further explained below, we issued share purchase warrants for each tranche. The warrants exercise price was calculated at a 20% premium to the volume weighted average of our common stock determined from the ten business days prior to acceptance of the loan facility. Each warrant was exercisable for two years. The loan is collateralized by our interest in MASA, our 49% interest in MSC, and personal property.

We received $1,000,000 of the first tranche in December 2004 and the remaining $1,000,000 of the first tranche in February 2005. In connection with the first tranche, we issued share purchase warrants to acquire 2,738,700 of our common stock at an exercise price of Cdn$0.91 per share. The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 3.53%; expected volatility of 62% and an expected life of 24 months. The difference between the allocated fair value and the face value of the debt of $346,200 was initially recorded as a debt discount with a corresponding entry to contributed surplus. The debt discount is being accreted to interest expense and capitalized to the Investment in MSC over the term of the debt using the effective interest rate method. No amount of the discount was accreted in 2004 since the debt agreement only became effective in December 2004. The accretion of the debt discount began in January 2005.

In July 2005, we received the second tranche of $2,000,000. For the second tranche, we issued share purchase warrants to acquire 3,987,742 of our Common Shares at an exercise price of Cdn$0.62 per share. The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 3.99%; expected volatility of 55.8% and an expected life of 24 months. The difference between the allocated fair value and the face value of the debt of $263,800 was initially recorded as a debt discount with a corresponding entry to contributed surplus. Total debt discount for both tranches was $610,000.

In March 2006, Macquarie exercised its warrants from the second tranche to acquire 3,987,742 of our Common Shares at an exercise price of Cdn$0.62 per share for proceeds of Cdn$2,472,400 ($ 2,060,333). We used part of the proceeds to repay principal and interest outstanding in the amount of $2,000,000 and $18,926, respectively, related to the second tranche.

In December 2006, Macquarie exercised its warrants from the first tranche to acquire 2,738,700 of our Common Shares at an exercise price of Cdn$0.91 per share for proceeds of Cdn$2,492,217 ($ 2,171,299). We used part of the proceeds to repay the principal balance of the loan and interest outstanding in the amounts of $2,000,000 and $9,021, respectively, related to the first tranche.

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

In March 2007, we received a third tranche of $7,500,000 from Macquarie of which $5,880,000 was for the development of the San José project and $1,620,000 was for general purposes. The commercial terms of this debt include a facility fee of 1.5% of the principal amount, interest of LIBOR plus 2% p.a., currently totaling approximately 7.36% p.a., and a two-year loan term. In addition, Minera Andes provided share purchase warrants to acquire 4,227,669 Common Shares of Minera Andes at an exercise price of Cdn$2.06 per share. The warrant exercise price was calculated at a 25% premium to the volume weighted average of Minera Andes’ common stock determined from the twenty business days prior to February 21, 2007. Each warrant is to be exercisable for two years. The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 3.87%; expected volatility of 59.18% and an expected life of 24 months. The difference between the allocated fair value and the face value of the debt of $1,731,100 was initially recorded as a debt discount with a corresponding entry to contributed surplus. A success fee of $75,000, being 1% of the principal amount of the facility, was paid to Xystus Limited for assisting with the structuring and negotiation of the loan facility.

The remaining bank loan and debt discount related to the third tranche are summarized as follows:

	Face Amount	Discount	Carrying Value
Bank loan, third tranche, beginning balance at March 7, 2007	$7,500,000	$1,731,100	$5,768,900
Accretion of debt discount	—	(391,161)	391,161
Repayment of bank loan	—	—	—

Bank loan, third tranche at September 30, 2007	$7,500,000	$1,339,939	$6,160,061

Interest expense incurred for the nine months ended September 30, 2007 of $318,243 (September 30, 2006 - $127,285 relating to the first and second tranche), and accreted interest expense related to the debt discount of $391,161 (September 30, 2006 – $324,407 relating to the first and second tranche) were capitalized to the Investment in MSC (Note 2 (d)) using the effective interest rate method.

As at September 30, 2007, the Company was in compliance with the loan documents.

4.	SHARE CAPITAL

a.	Authorized

We have authorized capital of an unlimited number of Common Shares, with no par value, and an unlimited number of preferred shares, with no par value.

b.	Changes to Share Capital

	Number of Shares	Amount
Balance, January 1, 2007	156,539,415	$63,642,152
Issued for cash on exercise of stock options	1,305,000	588,053
Issued for cash on exercise of warrants	8,873,102	7,087,894

Balance, September 30, 2007	166,717,517	$71,318,099

In February 2007, the shareholders approved a warrant exercise incentive program. The Company received gross proceeds of $3.3 million (Cdn$3.9 million) through the early exercise of 6,006,758 warrants, under the incentive program for the early exercise of three series of common share purchase warrants of the Company.

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

The early exercise incentive program pertained to three private placements listed in the table below. Notices regarding the early exercise incentive were delivered to holders of the affected private placements advising the holders of the incentive exercise program. None of the holders were employees of the Company. Holders of these warrants had until March 19, 2007 to exercise their warrants to receive the incentive. The following table sets forth the number of warrants exercised pursuant to the early incentive program, the funds received and the number of warrants still outstanding:

Warrant price (Cdn$)	Expiry date	Number of warrants exercised	Value of warrants exercised under incentive program (Cdn$)	Number of warrants still outstanding after early exercise
0.50	11/13/2008	851,500	$425,750	878,725
0.55	12/1/2007	935,714	514,643	—
0.70	3/22/2010	4,219,544	2,953,680	2,012,409
Total		6,006,758	$3,894,073	2,891,134

Under the incentive program, a total of 600,673 New Warrants were issued to those warrant holders taking part in the early exercise incentive. Each New Warrant entitles the holder to acquire a common share of the Company at the price of Cdn$1.75 per share until September 19, 2008. The New Warrants and common shares issuable upon exercise of the New Warrants will be subject to a four-month and one-day hold period. The fair value of the New Warrants, as at March 19, 2007, was calculated to be $293,379 using the Black-Scholes option pricing model with the following assumptions: dividend yield – Nil; risk free interest rate – 3.97%; expected volatility of 62.99% and an expected life of 18 months. The fair value of the warrants was recorded as an increase to accumulated deficit with a corresponding increase to contributed surplus.

For those warrant holders who did not take part in the early exercise incentive program, the existing warrants held will continue to be exercisable for common shares under the original terms of the private placement. However, the holder is not entitled to receive any new incentive warrants.

c.	Stock Options

At September 30, 2007, 1,198,643 options were available for grant under the Company’s stock option plan.

A summary of the status of the Company’s stock option plan as of September 30, 2007 is:

	Options	Weighted Average Exercise Price (Cdn)
Outstanding at January 1, 2007	11,615,000	$1.03
Granted	250,000	$1.73
Exercised	(1,305,000)	$0.50

Outstanding and Exercisable at September 30, 2007	10,560,000	$1.11

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

At September 30, 2007 there were options held by directors, officers, employees and non-employees for the purchase of our Common Shares as follows:

Number of Shares	Exercise Price	Expiry Date

1,030,000	Cdn$0.59	December 5, 2008

1,055,000	Cdn$0.55	September 10, 2009

50,000	Cdn$0.61	December 14, 2009

1,885,000	Cdn$0.60	December 28, 2010

5,825,000	Cdn$1.51	December 27, 2011

250,000	Cdn$1.73	September 4, 2012

465,000	Cdn$0.31	March 21, 2013

10,560,000

250,000 options were granted during the nine-month period ended September 30, 2007, of which 62,500 options will vest every six months from the September 4, 2007 grant date to September 4, 2009. In connection with the vesting of certain non-employees, employees and directors stock options, we have recorded stock option compensation of $10,000 and $68,247 to consulting fees during the nine months ended September 30, 2007 and 2006, respectively.

d.	Warrants

	Warrants	Weighted Average Exercise Price (Cdn)
Outstanding and exercisable, January 1, 2007	11,367,892	$0.85
Issued	4,828,342	$2.02
Exercised	(8,873,102)	$0.91

Outstanding and exercisable, September 30, 2007	7,323,132	$1.55

The range of exercise prices on outstanding warrants is Cdn$0.50 to Cdn$2.06 with a weighted average contractual life of 1.86 years at September 30, 2007.

5.	AGREEMENTS, COMMITMENTS AND CONTINGENCIES

a.	Mineral rights in Argentina are owned by the federal government and administered by the provinces. The provinces can levy a maximum 3% “mouth of mine” (gross proceeds) royalty. The provinces of Mendoza and Neuquén have waived their right to a royalty. The provinces of Río Negro, San Juan, Santa Clara and Chubut have not yet established a policy regarding the royalty.

b.	We rent office space in Spokane, Washington for $2,150 per month with a commitment through December 2007, with option to renew for $2,150 per month through June 2009.

c.	We rent office space in Vancouver, British Columbia, Canada for Cdn$900 per month, without a commitment.

d.	We rent office space in Argentina for $1,089 per month with a commitment through August 2008.

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

e.	We rent storage space in Argentina for $2,700 per month consisting of one $1,500 per month commitment through June 2010 and another $1,200 per month commitment through December 2009.

f.	On December 2, 2003, we signed an agreement that obligated us to pay N.A. Degerstrom a royalty of $250,000 if any of the current properties, other than the properties comprising the San José project, meet certain conditions such as bankable feasibility or commercial production prior to December 2, 2013.

6.	RELATED PARTY TRANSACTIONS

During the three-month and nine-month periods ended September 30, 2007 we incurred legal fees to a firm in which a director and officer was an associate totaling $16,017 and $45,489 accordingly (three-month and nine-month periods ended September 30, 2006 – $13,397 and $42,399 accordingly). This transaction was in the normal course of operations and was measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

7.	COMPARATIVE FIGURES

Certain financial statement line items from prior periods have been reclassified to conform with the current period’s presentation. These reclassifications had no effect on the net loss and accumulated deficit as previously reported.

8.	SUBSEQUENT EVENTS

a.	Loan from Macquarie Bank Limited

In October 2007 Minera Andes received a loan facility from Macquarie Bank Limited (“Macquarie Bank”, Australian Stock Exchange, ASX: MBL) of US$10 million. The main purpose of the facility was to provide additional funding to Minera Andes for its 49% portion of the costs of the exploration, sustaining capital, cost overruns and expansion related costs of the MSC project that entered its production commissioning phase in the third quarter of 2007.

The debt financing was primarily for Minera Andes’ 49% share of the October cash call from MSC of $17.4 million for costs of mine construction, expansion of the exploration program which includes drilling new targets, expanding the reserves and resources, and for general working capital. In October 2007 Minera Andes sent funds of $8.53 million to MSC to fund its 49% portion of the cash call.

The commercial terms of the loan include a facility fee of 1.75% of the principal amount of the loan and interest of LIBOR plus 2.75% p.a., currently totaling approximately 7.79% p.a. and matures on September 30, 2009. In addition, Minera Andes has issued share purchase warrants to acquire 4,066,390 Common Shares of Minera Andes at an exercise price of Cdn$2.41 per share. The warrant exercise price was calculated at a 20 percent premium to the volume weighted average of Minera Andes’ common stock determined from the ten business days prior to October 22, 2007. The warrants issued are exercisable until September 30, 2009 the same term as the loan. The warrants and the underlying common shares will have a hold period until February 25, 2008. A success fee of $100,000, being one percent of the principal amount of the facility, is payable to Xystus Limited for assisting with the structuring and negotiation of the loan facility.

b.	Cash Call from MSC

On November 5, 2007, the board of MSC approved project capital increases of $42.5 million. These costs are related to the fact that the processing facility at San José is taking longer than anticipated to reach full capacity requiring $34.1 million in funds to replace the deficit in the planned operating cash flow and capital costs have increased by $9.2 million due primarily to plant construction and the processing plant.

MINERA ANDES INC.

“An Exploration Stage Corporation”

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. Dollars - Unaudited)

To fund these costs, on November 5, 2007, Minera Andes received an MSC cash call and its portion is $15.93 million due on January 5, 2008. An additional $4.9 million may be due by Minera Andes if local debt financing for MSC is not available.

Our covenants with Macquarie Bank Limited require us to have 100% of the cash calls made by MSC and not yet paid plus three months budgeted expenditures. On November 5, 2007, we did not meet this covenant but we are presently working to rectify this situation.

c.	Option Agreement on Los Azules

Minera Andes and its subsidiary company Minera Andes S.A. (“MASA”) and Xstrata Copper have contributed their respective properties into the Option Agreement. Under the Option Agreement, MASA has the right to earn a 100% interest in Xstrata Copper’s property by spending at least US$1.0 million on the property by November 2010, making payments to keep the property in good standing and producing a preliminary economic assessment (to NI 43-101 standards). If in the opinion of Xstrata Copper, the preliminary assessment shows the potential to economically produce 100,000 tonnes (200 million pounds) of contained copper per year for 10 years or more then Xstrata Copper will have a right to earn a 51% interest in the combined properties (“the Back-in Right”). To satisfy the conditions of the Back-in Right, Xstrata Copper must assume control and responsibility for the combined properties, make a cash payment to Minera Andes of three times MASA’s expenditures incurred on the combined properties after the 25th of November 2005 and complete a bankable feasibility study within five years of its election to exercise the Back-in Right. In the event that the preliminary assessment does not, in Xstrata Copper’s opinion, meet the criterion contemplated above, Xstrata Copper’s interest would be limited to a right of first refusal on a sale of the combined properties, or any part thereof. All lands that make up the combined properties’ mineral applications are subject to a provincial mouth of mine royalty of between zero and 3%. This royalty will be negotiated with the province of San Juan as the project advances.

If Xstrata Copper advises MASA of its intention to exercise Xstrata Copper’s Back-in Right for a 51% interest, Minera Andes will be required to form a new Argentinean operating company and transfer the combined properties to the operating company. Following the completion of its Back-in Right, Xstrata Copper will also be required to use commercially reasonable efforts to obtain project financing for the development of a mine as contemplated by the bankable feasibility study. If the project financing arrangements are accepted by MASA and such financing completes, Xstrata Copper will earn an additional 4% interest in the project, thereby reducing MASA’s interest from 49% to 45%. If project financing is not available or not accepted by MASA, the project may proceed without third party financing.

MASA and Xstrata Copper are to use good faith efforts to negotiate and execute a shareholders’ agreement governing the operating company after the date that Xstrata Copper notifies MASA of its intention to exercise the Back-in Right. The activities that may be undertaken by the operating company while Xstrata Copper is completing its back-in and thereafter, until a shareholders agreement is signed, will be limited to those activities necessary to deliver the Bankable Feasibility Study. From the date that Xstrata Copper satisfies the conditions of the Back-in Right up until the date on which a shareholders agreement is signed, each of MASA and Xstrata Copper will have a right of first refusal over any bona fide offer received by the other party from a third party purchaser (other than an affiliate) to purchase any of its interest, directly or indirectly, in the project.

The obligation of Xstrata Copper to seek project financing and the limitations placed on the operating company will cease if MASA transfers, directly or indirectly, its interest in the project (other than to an affiliate) or in the event of a change of control of MASA, regardless of whether MASA and Xstrata Copper have entered into a shareholders agreement.

The obligations of MASA under the Option Agreement are guaranteed by Minera Andes and the obligations of Xstrata Copper are guaranteed by Xstrata Queensland Limited. Minera Andes is prohibited from entering into certain transaction resulting in its disposing its interest in the project or a certain portion of its interest in Minera Santa Cruz S.A., unless the acquiror assumes Minera Andes’ guarantee obligations under the Option Agreement.